UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
_______________

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2010

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number 0-19725

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company
515 Eastern Avenue
Allegan, MI 49010

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date: June 23, 2011                /s/ Judy L. Brown____________________________
Judy L. Brown
Executive Vice President and Chief Financial Officer
Perrigo Company

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
Financial Statements
and Supplemental Schedule
For the Years Ended December 31, 2010 and 2009

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Committee
Perrigo Profit-Sharing and Investment Plan
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of Perrigo Profit-Sharing and Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP
Grand Rapids, Michigan
June 23, 2011

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Investments, at fair value
Mutual funds	$234,702,822	$181,415,113
Money market fund	26,981,125	23,362,027
Common/collective trusts	19,105,097	15,340,585
Perrigo Company common stock	34,690,523	25,569,562

Total investments, at fair value	315,479,567	245,687,287

Receivables
Employer profit-sharing contributions	17,384,330	14,943,061
Notes receivable from participants	7,233,369	5,216,191
Employer match contributions	199,317	137,845

Total receivables	24,817,016	20,297,097

Net Assets Available for Benefits	$340,296,583	$265,984,384

See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Year ended December 31,	2010	2009

Additions
Contributions:
Participant	$14,737,998	$13,147,096
Employer	23,517,161	21,273,476
Interest from notes receivable from participants	339,717	364,599
Investment income:
Interest income from cash equivalents	165,811	163,442
Net gain from mutual funds	14,961,951	39,517,304
Net gain from common/collective trusts	1,178,632	3,426,998
Net gain from Perrigo Company common stock:
Net appreciation	14,344,817	5,386,495
Dividends	38,637	150,182

Total additions	69,284,724	83,429,592

Deductions
Distribution of benefits to participants	12,898,248	8,781,807
Administrative fees	58,134	48,002

Total deductions	12,956,382	8,829,809

Net increase	56,328,342	74,599,783

Transfer in from another plan (Note 8)	17,983,857	7,809,847
Net Assets Available for Benefits, beginning of year	265,984,384	183,574,754

Net Assets Available for Benefits, end of year	$340,296,583	$265,984,384
See accompanying notes to financial statements.

Perrigo Company Profit-Sharing and Investment Plan
Notes to Financial Statements

1.    Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which substantially all domestic employees of Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo New York, Inc., Perrigo Holland, Inc. (formerly J.B. Laboratories, Inc.) and Perrigo Florida, Inc. (formerly Unico Holdings, Inc.) (collectively, the “Company” or “Employer”) are eligible to participate. The employees of Perrigo Holland were formerly part of the J.B. Laboratories, Inc. 401(k) Plan and transferred into the Plan effective January 1, 2009 (see Note 8). The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee's date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 2% of a participant's eligible compensation, as defined in the Plan document, and is invested in the MFS Global Total Return Fund. Automatic enrollment occurs 45 days after the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 4%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more than the 2% default contribution as well as choose their own investment elections offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Retirement Plan Committee (Committee).

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service (IRS) limitations for the Plan year. The total IRS limit was $16,500 for the 2010 and 2009 Plan years. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional “catch up” contribution, not to exceed the IRS limit of $5,500 for Plan years 2010 and 2009. Participants may also make a Roth contribution on an after-tax basis.

The Company may match employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective immediately to new hires participating in the Plan. The Company has the right under the Plan to discontinue such contributions at any time.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nondiscretionary contribution of 3% of an employee's eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of the Company. Employees also are eligible as of their date of hire to receive profit-sharing contributions, which are deposited in the eligible employee's investment account after the end of each Plan year. The profit-sharing contribution amounts approved for Plan years ended December 31, 2010 and 2009 were $17,384,330 and $14,943,061, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer matching, discretionary and nondiscretionary profit-sharing contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Currently, the Plan offers mutual funds, common/collective trusts, a money market fund and the Company's common stock as investment options for Plan participants. Participants elect which of these investment options meet their return and risk objectives.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Vesting

Amounts credited to a participant's investment account relating to participant contributions and Employer matching contributions are 100% vested at all times. Prior to January 1, 2007, Employer discretionary contributions were vested based on a vesting schedule, with 100% vested after four years of service. As of January 1, 2007, all contributions in an active participant's investment account, including Employer discretionary contributions, became 100% vested. Effective January 1, 2007, active participants are immediately vested in all participant and Employer contributions.

Notes Receivable from Participants

With the consent of the Committee, participants may borrow from their investment accounts, as defined in the Plan, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral account and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 3.25% to 11.5% on outstanding loans at December 31, 2010. The loans are repaid ratably through payroll deductions. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to 10% federal income tax penalty, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a similar withdrawal, provided that the participant has reached 59 and one half years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

Forfeitures

Forfeited non-vested accounts in the amount of $35,554 and $3,745 for Plan years 2010 and 2009, respectively, were reallocated to remaining Plan participants. Forfeitures are applied to participant accounts as an additional Employer discretionary contribution. Unallocated non-vested forfeiture amounts were $3,515 and $2,654 at December 31, 2010 and 2009, respectively.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses in the form of loan fees are deducted directly from the participants' accounts.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Risks and Uncertainties

Participants in the Plan invest in various investment securities. Investment securities, including the Company's common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for discussion of fair value measurements.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS) (ASU 2011-04). ASU 2011-04 amended Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU is effective for annual periods beginning after December 15, 2011. Plan management is evaluating the impact of the adoption of the ASU on the Plan's financial statements.
In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which requires participant loans to be segregated from plan investments subject to fair value measurement, classified as notes receivable and measured at their unpaid principal balance plus accrued interest. The ASU requires retrospective application and applies to reporting periods ending after December 15, 2010. Accordingly, the Plan's participant loans have been reported as notes receivable in the statements of net assets available for benefits as of December 31, 2010 and 2009, and participant loan interest has been excluded from investment income in the related statements of changes in net assets available for benefits for the Plan years ended December 31, 2010 and 2009. In addition, participant loans are now excluded from the fair value disclosures in Note 4. Adoption of the ASU represents a reclassification within the financial statements and had no impact on net assets available for benefits or changes therein.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 recurring fair value measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 recurring fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan's fair value disclosures. Due to reclassification of participant loans upon adoption of ASU 2010-25 discussed in Note 2, the Plan has no Level 3 investments at December 31, 2010 and 2009. As such, the disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010 and had no impact on the Plan's current fair value disclosures.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.    Assets in Trust Fund

Under the terms of the trust agreement with Mercer Trust Company (the “Trustee”), the Trustee manages the trust fund on behalf of the Plan. The Trustee has no discretionary investment authority over the investment options made available to participants under the Plan, including the investments in Perrigo Company common stock. Each participant is entitled to exercise voting rights attributable to the shares in Perrigo Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.    Investments

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Mutual funds and money market fund: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common/collective trust - State Street Global Advisors S&P 500 Fund: The fair values of the Plan's interest in the State Street Global Advisors S&P 500 Fund (SSGA index fund) are based on the net asset values (NAV) reported by the fund manager as of the financial statement date and recent transaction prices. The SSGA index fund provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Redemptions on a Plan level are limited to a monthly amount not to exceed between 2% and 4% of the Plan's NAV in the SSGA index fund at the time of the redemption request. In addition, there are bi-monthly options for the Plan to withdraw from the SSGA index fund, in whole or in part. Fair values for the investments within the SSGA index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 investment. The SSGA index fund includes investments that seek to approximate the risk and return characterized by the S&P 500 Index. To achieve this objective, the SSGA index fund invests in securities and other financial instruments in other collective investments funds with similar objectives. The SSGA index fund may participate in securities lending. The Plan's investment in the SSGA index fund was transferred to the NT Collective S&P 500 Index Fund during the 2010 Plan year.

Common/collective trust - NT Collective S&P 500 Index Fund: The fair values of the Plan's interest in the NT Collective S&P 500 Index Fund (NT index fund) are based on NAV reported by the fund manager as of the financial statement date and recent transaction prices. The NT index fund provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. There is no restriction in place with respect to the daily redemption of the NT index fund.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Fair values for the investments within the NT index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 investment. The NT index fund includes investments that seek to approximate the risk and return characterized by the S&P 500 Index. To achieve its objective, the NT index fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. The NT index fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. The NT index fund may also participate in securities lending.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between Level 1 and Level 2 investments. Due to reclassification of participant loans upon adoption of ASU 2010-25 discussed in Note 2, the Plan has no Level 3 investments at December 31, 2010 and 2009.

The tables below set forth by level within the fair value hierarchy the Plan's investments.

	Fair Value Measurements

December 31, 2010	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$85,163,179	$—	$—	$85,163,179
Blend funds	32,835,095	—	—	32,835,095
Value funds	75,222,064	—	—	75,222,064
Income funds	41,482,484	—	—	41,482,484

Total mutual funds	234,702,822	—	—	234,702,822

Common/collective trust	—	19,105,097	—	19,105,097
Money market fund	26,981,125	—	—	26,981,125
Common stock	34,690,523	—	—	34,690,523

Investments, at fair value	$296,374,470	$19,105,097	$—	$315,479,567

	Fair Value Measurements

December 31, 2009	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$63,280,202	$—	$—	$63,280,202
Blend funds	25,125,666	—	—	25,125,666
Value funds	62,851,263	—	—	62,851,263
Income funds	30,157,982	—	—	30,157,982

Total mutual funds	181,415,113	—	—	181,415,113

Common/collective trusts	—	15,340,585	—	15,340,585
Money market fund	23,362,027	—	—	23,362,027
Common stock	25,569,562	—	—	25,569,562

Investments, at fair value	$230,346,702	$15,340,585	$—	$245,687,287

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31, 2010	December 31, 2009
Vanguard Prime Money Market Fund	$26,981,125	$23,362,027

Mutual funds:
Pimco Total Return Fund	$38,681,630	$29,858,180
MSIF Trust Mid Cap Growth Fund	$35,097,574	$25,161,664
Eaton Vance Large Cap Value Fund	$29,013,757	$24,216,878
Harbor Capital Appreciation Fund	$28,522,181	$23,272,748
MFS Global Total Return Fund	$26,384,730	$21,879,983
Harbor International Fund	$24,414,446	$22,462,501
Neuberger & Berman Genesis Fund	$21,793,861	$16,171,884
Invesco Van Kampen Small Cap Growth Fund	$18,345,967	$13,375,108

NT Collective S&P 500 Index Fund	$19,105,097	*

Perrigo Company common stock	$34,690,523	$25,569,562
* Below 5% of net assets available for benefits

5.    Related Party Transactions

Certain Plan investments throughout the year represented shares of various types of investments that were managed by the Trustee. These transactions qualify as party-in-interest transactions. The Plan investments include publicly traded common stock of the Company, the Plan Sponsor.

6.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.    Income Tax Status

The Plan obtained its latest determination letter on April 2, 2010, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Transfer of Plan Assets

The Company acquired PBM Holdings, Inc. (PBM) during the 2010 Plan year and as part of this acquisition, the Committee approved the merger of the PBM Products, LLC 401(k) Profit Sharing Plan (PBM Plan) into the Plan. As a result, all of the PBM Plan assets, totaling $17,983,857, were transferred into the Plan on December 31, 2010. The employees of PBM became eligible to participate in the Plan effective January 1, 2011.

The Company acquired J.B. Laboratories, Inc. (JBL) during the 2008 Plan year and as part of this acquisition, the Plan

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

received assets from the J.B. Laboratories, Inc. 401(k) Profit Sharing Plan (J.B. Labs Plan). The Committee approved the merger of the J.B. Labs Plan into and with the Plan effective January 1, 2009. All assets of the J.B. Labs Plan were transferred into the Plan effective February 23, 2009. The employees of JBL became eligible to participate in the Plan effective January 1, 2009.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2799573
Plan Number: 003

December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Money market fund
	Vanguard Prime Money Market Fund	26,981,125	shares	**	$26,981,125

	Mutual funds
	Pimco Total Return Fund	3,565,127	shares	**	38,681,630
	MSIF Trust Mid Cap Growth Fund	939,694	shares	**	35,097,574
	Eaton Vance Large Cap Value Fund	1,588,055	shares	**	29,013,757
	Harbor Capital Appreciation Fund	776,748	shares	**	28,522,181
	MFS Global Total Return Fund	1,983,814	shares	**	26,384,730
	Harbor International Fund	403,211	shares	**	24,414,446
	Neuberger & Berman Genesis Fund	474,192	shares	**	21,793,861
	Invesco Van Kampen Small Cap Growth Fund	1,632,194	shares	**	18,345,967
	Columbia Management Acorn Fund Int'l	157,634	shares	**	6,450,365
	MFS Int'l Growth Fund Class R4	133,006	shares	**	3,197,457
	Vanguard Inflation Protected Securities Fund	109,665	shares	**	2,800,854
					234,702,822
	Common/collective trust
	NT Collective S&P 500 Index Fund	123,398	shares	**	19,105,097

	Common stock
*	Perrigo Company common stock	547,774	shares	**	34,690,523

*	Participant loans	(3.25%-11.5%)		**	7,233,369
					$322,712,936

* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit Number    Description

23        Consent of BDO USA, LLP